U. S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                             FORM 4

1.   Name and Address of Reporting Person:
          Calvin Cox
          P. O. Box 3614
          Vero Beach, Florida 32964

2.   Issuer Name and Ticker or Trading Symbol:  Cucos Inc. - CUCO

3.   IRS or Social Security Number of Reporting Person
     (Voluntary):

4.   Statement for Month/Year: August, 2000

5.   If Amendment, Date of Original (Month/Year): N/A

6.   Relationship of Reporting Person to Issuer:
          Director


Table I - Non-Derivative Securities Acquired, Disposed of, or
     Beneficially Owned.

1.   Title of Security (Inst. 3): Common Stock

2.   Transaction Date (Month/Day/Year): August 18, 2000

3.   Transaction Code (Instr. 8):
          Code: J*
          V:

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5):
          Amount:   1,200,000
          (A) or (D):     A
          Price:    $1,200,000 ($1.00 per share)

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4):
          1,200,000 shares common stock

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4):
          I

7.   Nature of Indirect Beneficially Ownership (Instr. 4):
          As a 25% owner and director of Jacksonville Restaurant
          Acquisition Corporation**


Table II - Derivative Securities Acquired, Disposed of, or
     Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Inst. 3):

2.   Conversion or Exercise Price of Derivative Security:

3.   Transaction Date (Month/Day/Year):

4.   Transaction Code (Instr. 8):
          Code:
          V:

5.   Number of Derivaties Securities Acquired (A) or Disposed of
     (D) (Instr. 3, 4, and 5):

6.   Date Exercisable and Expiration Date (Month/Day/Year):

7.        Title and Amount of Underlying Securities (Instr. 3 and
          4):

8.   Price of Derivative Security (Instr. 5):

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4):

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 4):

11.  Nature of Indirect Beneficial Ownership (Instr. 4):


Explanation of Responses:

* Tender Offer by Jacksonville Restaurant Acquisition Corp.

** The reporting person is a shareholder, officer and director of Jacksonville Restaurant Acquisition Corp. ("JRAC"). Pursuant to Rule 16a-1(a) (4) under the Securities Exchange Act of 1934, as amended, the reporting person disclaims the beneficial ownership of the securities owned by JRAC and reported herein as beneficially owned by the reporting person.


/s/ Calvin Cox
Date:  September 8, 2000